Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KE Holdings Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KE Holdings Inc.
貝 殼 控 股 有 限 公 司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)

(1) PROPOSED RE-ELECTION OF DIRECTORS;
(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(3) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(4) PROPOSED RE-APPOINTMENT OF AUDITORS;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 8 of this circular.

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, June 13, 2025 at 10:00 a.m. (Beijing time). A notice convening the AGM is set out on pages 17 to 22 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders of the ADSs. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form for the AGM by no later than 10:00 a.m., Hong Kong time, on Wednesday, June 11, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

April 17, 2025

CONTENTS

DEFINITIONS	3

LETTER FROM THE BOARD	6

1.	Introduction	6
2.	Proposed Re-Election of Directors	7
3.	Proposed Grant of General Mandate to Issue Shares	8
4.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	8
5.	Proposed Re-Appointment of Auditors	9
6.	The AGM and Proxy Arrangement	10
7.	Recommendations	10
8.	Further information	10

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	11

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	13

NOTICE OF THE ANNUAL GENERAL MEETING	19

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or compensation committee of the Board
“ADS(s)”	American depositary shares, each of which represents three Class A ordinary shares
“ADS Record Date”	May 13, 2025 (New York time)
“AGM”	the annual general meeting of the Company to be convened on Friday, June 13, 2025 at 10:00 a.m.
“Articles of Association”	the articles of association of the Company adopted on August 12, 2022, as amended from time to time
“associate(s)”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business
“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan
“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

DEFINITIONS

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the reserved matters shall be voted on a one vote per share basis
“Company”	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Director(s)”	the director(s) of the Company
“Group” or “Beike”	the Company, its subsidiaries and the consolidated affiliated entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Latest Practicable Date”	April 16, 2025, being the latest practicable date for ascertaining certain information contained herein
“Listing”	the listing of the Class A ordinary shares on the Main Board of the Stock Exchange on May 11, 2022
“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Memorandum”	the memorandum of association (as amended from time to time) of the Company adopted on August 12, 2022
“Nomination Committee”	the nomination committee of the Board

DEFINITIONS

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Share Record Date”	May 13, 2025 (Hong Kong time)
“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs
“Shares”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires
“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules
“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules
“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong
“Tencent”	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700) was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange
“treasury shares”	has the meaning ascribed thereto under the Listing Rules
“United States”, “U.S.” or “US”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“weighted voting right”	has the meaning ascribed to it in the Listing Rules
“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares upon the Listing, entitling each to weighted voting rights
“%”	per cent

LETTER FROM THE BOARD

KE Holdings Inc.
貝 殼 控 股 有 限 公 司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)

Executive Directors:
Yongdong Peng (Chairman)
Yigang Shan
Wangang Xu (Vice Chairman)
Tao Xu

Non-executive Director:
Jeffrey Zhaohui Li

Independent Non-executive Directors:
Xiaohong Chen
Hansong Zhu
Jun Wu

Registered Office:
Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

Corporate Headquarters
Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

Principal Place of Business in
Hong Kong:
Room 1912
19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

April 17, 2025

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS;
(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(3) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(4) PROPOSED RE-APPOINTMENT OF AUDITORS;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed re-election of Directors;

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to issue Shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)	the proposed re-appointment of auditors.

2.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix C1 of the Listing Rules, Mr. Jeffrey Zhaohui Li and Ms. Xiaohong Chen will retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM. Biographical details of the Nominees are set out in the Appendix I to this circular.

Except as stated in the Appendix I to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. None of the Nominees has any relationship with any other Director, senior management or substantial Shareholders of the Company (as defined in the Hong Kong Listing Rules).

For details of Nominees' interest, please refer to the Appendix I to this circular. Save as disclosed in the Appendix I to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO.

The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

The Company had determined the remuneration of each Nominee for the year ended December 31, 2024 with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance, as well as the then market condition. Each Nominee had not participated the determination of his/her remuneration. For the details of the remuneration of Nominees for the year ended December 31, 2024, please refer to the 2024 annual report of the Company. After obtaining the relevant approval from the Shareholders at the AGM, the Company will renew service contract with each Nominee, if applicable. The Board, after obtaining the authorisation at the AGM, will determine the remuneration of Nominees with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance, as well as the current market condition. The Company will disclose the remuneration of Directors in its annual report each year.

Save as disclosed above, as at the date of this circular, there is no information on the Nominees that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Nominees, the qualifications, skills and experience, time commitment and contribution of the Nominees with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Ms. Xiaohong Chen, an independent non-executive Director proposed to be re-elected, has confirmed her independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on her independence and considered that Ms. Xiaohong Chen is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with the Nominees’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Nominees including the aforesaid independent non-executive Director at the AGM.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares (including the sale or transfer of treasury shares) not exceeding 20% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,477,710,889 Class A ordinary shares and 144,042,476 Class B ordinary shares. Subject to the passing of the ordinary resolution 3 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 724,350,673 ordinary shares.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding treasury shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,477,710,889 Class A ordinary shares and 144,042,476 Class B ordinary shares. Subject to the passing of the ordinary resolution 4 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 362,175,336 ordinary shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

Pursuant to the Listing Rules, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or the Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or the Shares underlying ADSs in treasury, subject to market conditions and the Company's capital management needs at the relevant time any repurchases of Shares are made. If the Company holds any Shares in treasury, any sale or transfer of Shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Listing Rules and applicable laws and regulations of the Cayman Islands.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2025.

An ordinary resolution in respect of the re-appointment of the auditors of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, June 13, 2025. The AGM will commence at 10:00 a.m. (Beijing time).

The notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Hong Kong Listing Rules.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the Directors, the proposed Issuance Mandate, the proposed Repurchase Mandate, and the proposed re-appointment of the auditors of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By Order of the Board KE Holdings Inc. Yongdong Peng Chairman and Chief Executive Officer

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the Directors proposed to be re-elected at the AGM.

POSITION AND EXPERIENCE

(1)	Mr. Jeffrey Zhaohui Li

Jeffrey Zhaohui Li (李朝暉), aged 49, is a non-executive Director of the Company. Mr. Jeffrey Zhaohui Li has been serving as a Director since December 2018 and was re-designated as a non-executive Director in May 2022. Mr. Jeffrey Zhaohui Li joined Tencent in March 2011, and currently serves as the vice president and the head of investment department at Tencent, and as the managing partner of Tencent Investment. He was an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. Jeffrey Zhaohui Li held various positions related to product and business in Google and Nokia.

Mr. Jeffrey Zhaohui Li also holds or held directorships at various other public companies. Mr. Jeffrey Zhaohui Li has been a director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a director of Zhihu Inc., a company listed on the NYSE under the symbol “ZH” and the Stock Exchange with the stock code 2390, since September 2015. Mr. Jeffrey Zhaohui Li served as a director of Fenbi Ltd., a company listed on the Hong Kong Stock Exchange with the stock code 2469, from December 2020 to March 2023, a director of Howbuy Wealth Management Co., Ltd. (好買財富管理股份有限公司), a company listed on the National Equities Exchange and Quotations (全國中小企業股份轉讓系統) with stock code 834418, from December 2013 to August 2022, and a director of Missfresh Limited, a company listed on the Nasdaq Stock Market under the symbol “MF,” from June 2017 to November 2021.

Mr. Jeffrey Zhaohui Li received a bachelor’s degree in economics majoring in enterprise management from Peking University (北京大學) in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

(2)	Ms. Xiaohong Chen

Xiaohong Chen (陳小紅), aged 55, is an independent non-executive Director of the Company. Ms. Xiaohong Chen has been serving as an independent Director of the Company since August 2020 and was re-designated as an independent non-executive Director in May 2022. She has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. Xiaohong Chen served as a managing director at Tiger Global from September 2004 to February 2012, responsible for its investment activities in China. Ms. Xiaohong Chen served as a vice president of Joyo.com from February 2004 to September 2004. Ms. Xiaohong Chen worked at Veronis Suhler Stevenson from July 1994 to February 2004, where she lastly served as a managing director.

Ms. Xiaohong Chen received a bachelor’s degree in history from Peking University in July 1992 and a master’s degree in library service from Rutgers University in May 1994.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

INTEREST IN THE SHARES OF THE COMPANY

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Jeffrey Zhaohui Li was not interested or deemed to be interested in any Shares or underlying Shares of the Company pursuant to Part XV of the SFO. Ms. Xiaohong Chen was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO:

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares	Approximate Percentage of Shareholding in the Total Issued Share Capital
				(%)	(%)
Xiaohong Chen(1)	Interest held by controlled corporations	Class A ordinary share	14,844,735	0.43%	0.41%

	Beneficial owner		150,756	0.00%	0.00%

Note:

(1)	5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 150,756 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares), RSUs of 11,698 ADSs (representing 35,094 Class A ordinary shares) and 34,899 ADSs (representing 104,697 Class A ordinary shares) directly held by her.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,621,753,365 Shares, out of which 3,477,710,889 were Class A ordinary shares and 144,042,476 were Class B ordinary shares. Subject to the passing of the ordinary resolution 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, i.e. being 3,621,753,365 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 362,175,336 Shares, representing 10% of the total number of issued Shares (excluding treasury shares) as at the date of the AGM.

As stated in “4. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in the Letter from the Board, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or Shares underlying ADSs in treasury, subject to market conditions and the Company's capital management needs at the relevant time any repurchases of Shares are made.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

To the extent that any treasury shares are deposited with Central Clearing and Settlement System (“CCASS”) pending resale on the Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any Shareholders' rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in the Company's own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company's Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2024) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Yongdong Peng and Mr. Yigang Shan, who beneficially own 135,913,779 Class A ordinary shares and 144,042,476 Class B ordinary shares in total, representing approximately 32.05% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A ordinary shares, if the reduction in the number of Shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A ordinary shares have been traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per Share
Month	Highest	Lowest
	HK$	HK$
2024
April	43.70	32.75
May	55.40	39.00
June	45.30	38.15
July	41.65	34.80
August	40.00	34.00
September	63.10	34.60
October	73.50	51.05
November	61.60	47.05
December	58.15	46.55

2025
January	47.85	42.15
February	63.80	43.10
March	69.65	51.60
April (up to the Latest Practicable Date)	55.35	43.65

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 16,700,508 ADSs (representing 50,101,524 Class A ordinary shares) on the New York Stock Exchange as follows:

Date of Repurchase	Number of Class A Ordinary Shares Represented by ADSs Repurchased	Highest Price Per Share	Lowest Price Per Share
		US$	US$
November 25, 2024	644,190	6.34	6.15
November 26, 2024	650,004	6.26	6.00
November 27, 2024	621,036	6.54	6.37
November 29, 2024	639,621	6.36	6.17
December 2, 2024	629,262	6.41	6.29
December 3, 2024	616,872	6.52	6.42
December 4, 2024	637,371	6.35	6.21
December 5, 2024	638,619	6.33	6.22
December 6, 2024	633,609	6.40	6.25
December 9, 2024	554,508	7.50	7.00
December 10, 2024	584,466	6.95	6.68
December 11, 2024	587,763	6.94	6.69
December 12, 2024	600,369	6.80	6.52
December 13, 2024	623,073	6.61	6.31
December 16, 2024	631,029	6.43	6.26
December 17, 2024	629,592	6.46	6.20
December 18, 2024	636,984	6.37	6.15
December 19, 2024	653,934	6.19	6.06
December 20, 2024	1,631,067	6.19	5.98
December 24, 2024	1,606,533	6.26	6.16
December 26, 2024	1,616,964	6.22	6.11
December 27, 2024	1,628,715	6.20	6.05
December 30, 2024	1,632,093	6.18	6.08
December 31, 2024	1,617,318	6.26	6.09
January 2, 2025	835,203	6.14	5.91
January 3, 2025	840,603	6.00	5.84
January 6, 2025	835,998	6.10	5.91
January 7, 2025	870,924	5.85	5.58
January 8, 2025	905,592	5.65	5.47
January 10, 2025	915,606	5.51	5.35
January 13, 2025	904,029	5.59	5.48
January 14, 2025	903,156	5.66	5.47
January 15, 2025	896,520	5.64	5.52
January 16, 2025	900,648	5.59	5.50
January 17, 2025	878,889	5.80	5.56
January 21, 2025	871,131	5.98	5.65
January 22, 2025	882,954	5.71	5.57
January 23, 2025	909,942	5.55	5.43
January 24, 2025	880,878	5.74	5.63
March 20, 2025	1,099,758	7.33	7.10
March 21, 2025	1,152,903	7.03	6.85

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

Date of Repurchase	Number of Class A Ordinary Shares Represented by ADSs Repurchased	Highest Price Per Share	Lowest Price Per Share
		US$	US$
March 24, 2025	1,151,541	7.06	6.87
March 25, 2025	1,164,816	6.98	6.69
March 26, 2025	1,152,927	7.05	6.84
March 27, 2025	1,123,728	7.22	7.05
March 28, 2025	1,165,314	7.02	6.80
March 31, 2025	1,258,908	6.76	6.65
April 1, 2025	441,609	6.89	6.70
April 2, 2025	443,406	6.85	6.70
April 3, 2025	223,008	7.09	6.81
April 4, 2025	466,455	6.59	6.23
April 7, 2025	812,328	6.54	5.89
April 8, 2025	837,894	6.35	5.70
April 9, 2025	853,275	6.18	5.68
April 10, 2025	815,622	6.28	5.99
April 11, 2025	829,398	6.21	5.80
April 14, 2025	465,552	6.53	6.31
April 15, 2025	466,017	6.49	6.36
	50,101,524

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.
貝殼控股有限公司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)

NOTICE OF ANNUAL GENERAL MEETING
to be held on Friday, June 13, 2025
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated April 17, 2025. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 10:00 a.m., Beijing time on Friday, June 13, 2025 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the report of the auditors thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. Jeffrey Zhaohui Li as a non-executive Director; and

(ii)	to re-elect Ms. Xiaohong Chen as an independent non-executive Director;

(b)	to authorize the Board to fix the remuneration of the Directors;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Group and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2020 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

NOTICE OF THE ANNUAL GENERAL MEETING

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A ordinary shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A ordinary shares), to the extent permitted by, and subject to the provisions of, the Listing Rules and applicable laws and regulations; and

NOTICE OF THE ANNUAL GENERAL MEETING

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF THE ANNUAL GENERAL MEETING

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 13, 2025, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on May 13, 2025, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 13, 2025, Hong Kong time; and with respect to ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Monday, May 12, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the AGM.

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon directly, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at investors.ke.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on Wednesday, June 11, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Corporate Headquarters:	Registered Office:
Oriental Electronic Technology Building	Harneys Fiduciary (Cayman) Limited
No. 2 Chuangye Road	4th Floor, Harbour Place
Haidian District	103 South Church Street
Beijing 100086	P.O. Box 10240
PRC	Grand Cayman KY1-1002
Cayman Islands

April 17, 2025

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.